UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

DEFENSE INDUSTRIES INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

244632105
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244632105

1	NAME OF REPORTING PERSON: Joseph Fostbinder (Estate of)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 19,440,212 shares of Common Stock
		8	SHARED VOTING POWER: 0 shares of Common Stock
		9	SOLE DISPOSITIVE POWER: 19,440,212 shares of Common Stock
		10	SHARED DISPOSITIVE POWER: 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,440,212 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.05%*
14	TYPE OF REPORTING PERSON: IN

*
Based on 28,150,535 ordinary shares of the Issuer issued and outstanding as of November 10, 2009, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2009, filed with the Securities and Exchange Commission on November 12, 2009.

          This Statement on Schedule 13D/A is being filed to report that the shares of the Issuer owned by the reporting person are subject to an Option Purchase Agreement entered into on December 31, 2009.

Item 1.	Security and Issuer

          This Statement on Schedule 13D/A relates to the Common Stock, $0.0001 par value (the “Common Stock”), of Defense Industries International, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at the 8 Brisel Street Industrial Zone Sderot, Israel.

Item 2.	Identity and Background

          This statement is being filed by the Estate of Mr. Joseph Fostbinder, an Israeli citizen, under which estate, his wife, Mrs. Meira Fostbinder, acts as Executor. Until his death, Mr. Fostbinder was the Chief Executive Officer and Chairman of the Board of Directors of Defense Industries International Inc. The business address is 8 Brisel Street Industrial Zone Sderot, Israel.

          During the last five years, Mr. Fostbinder has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.	Purpose of Transaction

          The purpose of the transaction is to provide for an orderly sale of the shares held by the Estate and to provide for a transition in management of the Issuer. Other than with respect to the entry into an Option Purchase Agreement dated December 31, 2009 with Mr. Uri Nissani to sell all of the Issuer’s shares held by the Estate, neither the Estate or the Executor currently do not have any plan or proposal, which relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

                (h)        a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

           (a) and (b) Mr. Postbinder’s estate is the holder of 19,440,212 Common Stock of the Issuer, or approximately 69.05% of the 28,150,535 Common Stock of the Issuer’s issued and outstanding shares as of November 10, 2009 and has the sole power to vote or direct the vote or to dispose of or direct the disposition of such shares.

(c)	See Item 6.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The Estate and certain other of shareholders entered into an Option Purchase Agreement dated December 31, 2009 with Mr. Uri Nissani a to sell of the Issuer’s shares held by them to Mr. Nissani for a purchase price of $0.3597 per share. The option has an expiration date of June 30, 2011, but under certain conditions the expiration date may be extended to June 30, 2012, or shortened.

Item 7.	Material to be filed as Exhibits

Exhibit 99.1	Option Purchase Agreement dated December 31, 2009

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: January 11, 2010

Meira Fostbinder, Executor